May 2, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to the comments you raised in your letter dated April 12, 2006 based on your review of Sovereign Bancorp’s Form 10-K for the Year Ended December 31, 2005. Below is each of your comments and Sovereign’s related responses.
Sovereign Bancorp Form 10 K for the year ended December 31, 2005
Consolidated Statements of Cash Flow, page 56
1.	We note that you have had activity within your loans held for sale portfolio and that you provide net disclosure for purposes of your cash flow statement. Please provide us with a rollforward of loans held for sale for each of the years presented, including but not limited to purchases, originations, proceeds from sale of and gain/loss from sale of loans held for sale
Sovereign Response
The following table is a rollforward of our loans held for sale for 2005, 2004, and 2003:

	2005	2004	2003

Loans held for sale beginning of year	$137,478	$137,154	$382,055
Originations of loans held for sale	1,582,782	1,396,657	3,588,681
Proceeds from sale of loans held for sale	(1,396,553)	(1,383,316)	(3,783,573)
Gain on loans held for sale	(12,129)	(13,017)	(50,009)

Loans held for sale end of year	$311,578	$137,478	$137,154

Statement of Financial Accounting Standard (SFAS) No. 102 “Statement of Cash Flows — Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale (an Amendment of FASB Statement No. 95)” provides guidance for cash flow classification for loans held for sale in paragraph 9 which states:
“Some loans are similar to securities in a trading account in that they are originated or purchased specifically for resale and are held for short periods of time. Cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of

Donald A. Walker, Jr.
Securities and Exchange Commission
May 2, 2006

cost or market value. Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows. That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans.”
Sovereign’s loans held for sale consist primarily of residential mortgage loans that have been originated with an intent to sell by our secondary marketing group (these loans are separate from acquired/originated loans that are sold where the original intent was to hold in our loan portfolio, which are reflected in our investing activities portion of our cash flow statement). As a result these loans are classified as held for sale and carried at the lower of cost or market. Historically we have presented the net change in our loans held for sale in cash flows from operating activities on the statement of cash flows as the cash flows associated with the origination of these loans held for sale and the proceeds received from the sale of these loans occurs within a very short period of time. We also considered the fact that this presentation does not impact the total cash flow from operations.
We also note that net reporting of certain cash receipts and cash payments within the operating section of the cash flow statement is discussed in Statement of Financial Accounting Standards No. 104 “Statement of Cash Flows—Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions”. Paragraph 7a of SFAS 104 states:
Banks, savings institutions, and credit unions are not required to report gross amounts of cash receipts and cash payments for (a) deposits placed with other financial institutions and withdrawals of deposits, (b) time deposits accepted and repayments of deposits, and (c) loans made to customers and principal collections of loans.
Paragraph 12 and 13 of SFAS 104 go on to state:
12. In Statement 95, the Board concluded that information about gross amounts of cash receipts and cash payments during a period generally is more relevant than information about net amounts of cash receipts and cash payments. However, paragraph 76 of Statement 95 acknowledges that in certain circumstances, information about both cash receipts and cash payments may be no more relevant than information about only the net change.
13. Specifically, Statement 95 permits the reporting of net cash flows for (a) cash equivalents, (b) operating activities when the indirect method is used to report cash flows, (c) items in which the enterprise is substantively holding or disbursing cash on behalf of its customers, such as demand deposits of a bank and customer accounts payable of a broker-dealer, and (d) items for which the turnover is quick, the amounts are large, and the maturities are short.
Based on the above guidance we have historically concluded that presenting the change in loans held for sale on a net basis within the operating section of the cash flow statement is permissible.
However we have seen diversity in this area and as a result will present the cash flows that comprise the net change in loans held for sale associated with the origination of the loans held for sale and the proceeds received from the sale of these loans in our first quarter 2006 Form 10Q and in all prospective filings.

Donald A. Walker, Jr.
Securities and Exchange Commission
May 2, 2006

Note 22 – Asset Securitization and Variable Interest Entities, page 93
2.	We note that you have entered into a new twelve-month revolving securitization structure with your existing qualified special purpose entity allowing you to securitize up to $1.2 billion of dealer floor plan receivables. Please tell us how you considered the new structure with respect to your existing qualified special purpose entity and how it does not invalidate the status of your special purpose entity as qualifying.
Sovereign Response
Sovereign uses a master trust structure for its revolving dealer floor plan securitizations. In 2005, the Company completed an additional securitization of $1.1 billion though the master trust. We looked to the guidance in paragraph 79 of SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” when accounting for the new issuance through the master trust. Paragraph 79 indicates the following:
Revolving-period securitizations may use either a discrete trust, used for a single securitization, or a master trust, used for many securitizations. To achieve another securitization using an existing master trust, a transferor first transfers additional receivables to the trust and then sells additional ownership interests in the trust to investors. Adding receivables to a master trust, in itself, is neither a sale nor a secured borrowing under paragraph 9, because that transfer only increases the transferor’s beneficial interest in the trust’s assets. A sale or secured borrowing does not occur until the transferor receives consideration other than beneficial interests in the transferred assets. Transfers that result in an exchange of cash, that is, either transfers that in essence replace previously transferred receivables that have been collected or sales of beneficial interests to outside investors, are transfers in exchange for consideration other than beneficial interests in the transferred assets and thus are accounted for as sales (if they satisfy all the criteria in paragraph 9) or as secured borrowings.
Because we completed the securitization through an existing master trust, the new issuance in the third quarter of 2005 does not invalidate the status of the special purpose entity as qualifying. We did ensure that the our special purpose entity continued to meet the qualifying special purpose criteria as described in paragraphs 35-45 of SFAS 140 and that all the criteria necessary for the transfer of the receivables in the master trust required by paragraph 9 of SFAS 140 and its interpretations have been met.
Proceeds from the Master Trust’s 2005 securitization were used to reduce Sovereign’s investment in the Master Trust. None of the proceeds from the 2005 securitization were distributed to third party investors in the Master Trust’s prior securitizations.”
* * * * * * * *

Donald A. Walker, Jr.
Securities and Exchange Commission
May 2, 2006

In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United Stares
Sincerely
Mark R. McCollom
Chief Financial Officer